[redacted]

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

SECURITIE
W

12010054

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Economy Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Mortensen Lane
(No. and Street)

Evansville (City) IN (State) 47715 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Weinzapfel (812) 474-1016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

222 E. Market Street (Address) New Albany (City) IN (State) 47150 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/12

OATH OR AFFIRMATION

I, Larry Weinzapfel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Economy Securities, Incorporated, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA L. NELSON
Vanderburgh County
My Commission Expires
August 27, 2017

NOTARY SEAL

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECONOMY SECURITIES, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011

ECONOMY SECURITIES, INCORPORATED

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

We have audited the accompanying statement of financial condition of **Economy Securities, Incorporated** (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Economy Securities, Incorporated** at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe Shine

New Albany, Indiana
February 17, 2012

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash	$ 162,538
Deposit with clearing organization	20,000
Receivable from broker-dealers and clearing organization	12,587
Other assets	7,883
Total Assets	$ 203,008

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 6,356
Stockholder's Equity:	
Common stock	70,000
Paid-in capital	35,000
Retained earnings	91,652
Total stockholder's equity	196,652
Total Liabilities and Stockholder's Equity	$ 203,008

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF INCOME
Year Ended December 31, 2011

		%
Revenues:		
Commissions	$ 175,935	55.0
Trail fees	109,172	34.2
Other correspondent income	11,375	3.6
Other income	22,892	7.2
Interest and dividends	138	0.0
Loss on sale of short-term investments	(19)	0.0
Total revenues	319,493	100.0
Expenses:		
Employee compensation, taxes, and benefits	130,253	40.8
Clearance and regulatory fees	29,440	9.2
Communications and data processing	6,784	2.1
Occupancy	19,200	6.0
Other expenses	27,434	8.6
Total expenses	213,111	66.7
Net Income	$ 106,382	33.3

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2011

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance - January 1, 2011	700	$ 70,000	$ 35,000	$ 20,270	$ 125,270
Net Income	-	-	-	106,382	106,382
Distributions	-	-	-	(35,000)	(35,000)
Balance - December 31, 2011	700	$ 70,000	$ 35,000	$ 91,652	$ 196,652

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Cash inflows:	
Cash received from clearing organization and others	$ 317,624
Interest and dividends received	138
Cash outflows:	
Cash paid to suppliers and employees	(210,379)
Net cash provided by operating activities	107,383
Cash Flows from Investing Activities:	
Cash inflows:	
Proceeds from sale of short-term investments	62,966
Cash outflows:	
Purchases of short-term investments	(62,985)
Deposit with clearing organization	(4,232)
Net cash provided by investing activities	(4,251)
Cash Flows from Financing Activities:	
Cash outflows:	
Distributions	(35,000)
Net cash used in financing activities	(35,000)
Net Increase in Cash	68,132
Beginning Cash	94,406
Ending Cash	$ 162,538
Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ 106,382
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on sale of short-term investments	19
Increase in receivable from broker dealers and clearing organization	(1,750)
Increase in accounts payable, accrued expenses, and other liabilities	3,188
Increase in other assets	(456)
Net cash provided by operating activities	$ 107,383

See accompanying notes to financial statements.

ECONOMY SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Economy Securities, Incorporated (Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

Cash

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for Doubtful Accounts

Accounts receivable consists of fees and commissions receivable from broker-dealers and Southwest Securities, Inc. (Clearing Organization) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Revenue and Expenses

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2011 that would require reconciliation with trade-date basis accounting.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $863 for the year ended December 31, 2011.

Income Taxes

The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and items of income and loss are treated as assets, liabilities, and items of income and loss of its parent company, which has elected to be classified as an S corporation for income tax purposes. As such, the items of income or loss of the parent company are allocated to its stockholders in accordance with their respective equity interests and reported on their individual federal and state income tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements. The parent company is no longer subject to U.S. federal and state income tax examination by tax authorities for years prior to December 31, 2008. In the normal course of business, the parent company is subject to potential examination by various taxing authorities. Although the outcome of tax audits is always uncertain, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements at December 31, 2011.

Note A - Continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2011, the Company had an interest-bearing deposit of $20,000 with the Clearing Organization.

NOTE C – COMMON STOCK

At December 31, 2011, the authorized capital of the Company consists of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from Weinzapfel & Co., LLC, a related entity under common control, under an operating lease with an initial one-year term that is renewed annually. Total rent paid under this lease for the year ended December 31, 2011 was $19,200.

The Company leases employees from WH Benefits, Inc., a related entity under common control. Reimbursement of such costs, including compensation, taxes, and benefits, under this arrangement for the year ended December 31, 2011 was $130,253, and $3,884 was payable to this related entity at December 31, 2011.

The Company receives commissions from Weinzapfel Wealth Advisors, Inc., a related entity under common control. Commissions received totaled $16,172 for the year ended December 31, 2011, and $3,772 was receivable from this entity at December 31, 2011.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $185,574, which was $180,574 in excess of its required net capital of $5,000. At December 31, 2011, the Company's net capital ratio was 0.03 to 1.

NOTE F - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued. The Company has identified the following subsequent events: The Company distributed $50,000 during the period from January 1, 2012 through the date these financial statements were issued, which will be used to pay income taxes on the individual tax returns of the stockholders of the parent company. The Company continued to meet the minimum net capital requirement after the distribution and through the date these financial statements were issued.

ECONOMY SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net Capital	
Stockholder's equity qualified for net capital	$ 196,652
Total nonallowable assets:	
Prepaid expenses	(7,883)
Total nonallowable assets	(7,883)
Net capital before haircuts on securities	188,769
Haircuts on securities - money market account	(3,195)
Net Capital	$ 185,574
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 6,356
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 424
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 180,574
Excess net capital at 1000%	$ 184,938
Ratio of aggregate indebtedness to net capital	0.03 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) as there were no material differences between the broker-dealer's computation of net capital under rule 15c3-1 included in the original unaudited FOCUS filing.

ECONOMY SECURITIES, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Southwest Securities Corporation on a fully disclosed basis.

ECONOMY SECURITIES, INCORPORATED

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report on Internal Control

Board of Directors
Economy Securities, Incorporated
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **Economy Securities, Incorporated** (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
February 17, 2012